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                                                                  Exhibit 99.14


                    [Letterhead of Lazard Freres & Co. LLC]


                                         January 7, 1996


The Board of Directors
Loral Corporation
600 Third Avenue
New York, NY  10016

Dear Members of the Board:

     We understand that Lockheed Martin Corporation (the "Company"), LAC Acquisition Corporation ("LM Sub") and Loral Corporation ("Loral") have entered into an Agreement and Plan of Merger, dated as of January 7, 1996 (the "Agreement"), pursuant to which the Company will commence a tender offer (the "Offer") to purchase all the issued and outstanding shares of Common Stock of Loral ("Loral Common Stock") and associated preferred stock purchase rights for $38.00 per share in cash. Pursuant to the Agreement, following consummation of the Offer, LM Sub will merge (the "Merger") with and into Loral, and each remaining outstanding share of Loral Common Stock, with the exception of holders of dissenting shares, will be converted into the right to receive $38.00 in cash, all as more fully provided in the Agreement. In accordance with the Agreement and the Restructuring, Financing and Distribution Agreement (the "Distribution Agreement") referred to therein, immediately prior to the consummation of the Offer, Loral will declare a distribution (the "Distribution") to holders of shares of Loral Common Stock of shares in a newly formed corporation ("New Loral") which will hold certain assets, including Loral's investments in Globalstar, L.P., Space Systems/Loral, Inc. ("SS/L"), and K&F Industries, Inc. and $712 million in cash to be provided to the Company pursuant to the Agreement, and be subject to certain liabilities. Such consideration to be received by the holders of shares of Loral Common Stock in the Offer, the Merger and the Distribution is hereinafter defined as the "Consideration". Also pursuant to the Agreement, the Company will retain a preferred stock interest in New Loral convertible into 20% of the common stock of New Loral, and will assume certain guarantees of Globalstar, L.P. bank debt. The Merger Agreement and the Distribution Agreement assume, with respect to the distributions to holders of Loral Common Stock, that all options, restricted shares and other securities convertible into or exchangeable for shares of Loral Common Stock are exercised or otherwise participate in the distributions.

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Loral Common Stock of the aggregate Consideration. In connection with this opinion, we have:

     (i) Reviewed the financial terms and conditions of the proposed form of the Agreement;
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Loral Corporation
Page 2

     (ii) Reviewed the financial terms and conditions of the proposed form of the Distribution Agreement;

     (iii) Analyzed certain publicly available historical business and financial information relating to Loral and Globalstar Telecommunications Limited (together with Loral, a general partner of Globalstar, L.P.) and certain non-public financial information regarding Loral and the assets that will comprise New Loral;

     (iv) Reviewed certain projected financial information for Loral and New Loral furnished by Loral and New Loral;

     (v) Held discussions with members of the senior management of Loral and New Loral with respect to the businesses and prospects of Loral and New Loral;

     (vi) Considered certain terms of the agreements which govern the interests in SS/L and Globalstar, L.P., including certain put rights with respect to SS/L and certain restrictions on transfers relating to Globalstar, L.P.;

     (vii) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of Loral and New Loral;

     (viii) Reviewed the terms of selected transactions in industries generally comparable to the businesses of Loral and New Loral;

     (ix) Reviewed the historical stock prices and trading volumes of Loral Common Stock and Globalstar Telecommunications Limited common stock;

     (x) Reviewed the presentation by Lehman Brothers Inc. to Loral's Board of Directors dated January 7, 1996 concerning New Loral; and

     (xi) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have not had the opportunity to review the final documents that may be used in connection with the Offer, the Merger or the Distribution, as such materials have not yet been prepared or, in certain cases, finalized. Neither have we had the opportunity to review the financial statements, pro forma financial statements or registration statement for New Loral, which have also not yet been prepared.

     We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Loral or New Loral. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of each of Loral and New Loral as to the future financial performance of Loral and New Loral. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Loral has not authorized us to solicit third party indications of interest in acquiring Loral, New Loral or portions thereof.
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Loral Corporation
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     In rendering our opinion, we have assumed that the transactions described above will be consummated on the terms described in the forms of the agreements reviewed by us, without any waiver of any material terms or conditions by Loral, and that obtaining the necessary regulatory approvals for the transactions will not have an adverse effect on New Loral.

     Lazard Freres & Co. llc is acting as financial advisor to Loral in connection with the transactions and will receive a fee for our services that is contingent in part upon the consummation of the transactions. We have in the past provided investment banking services to Loral, for which we have been paid customary fees.

     Our engagement and the opinion expressed herein are solely for the benefit of Loral's Board of Directors and the holders of Loral Common Stock. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

     Based on and subject to the foregoing, we are of the opinion that the aggregate Consideration is fair to the holders of Loral Common Stock from a financial point of view.

                                    Very truly yours,

                                    LAZARD FRERES & CO. LLC


                                    By /s/ Felix G. Rohatyn
                                       _________________________
                                         Managing Director